Filed pursuant to Rule 424(b)(3)
Registration No. 333-255888
VANECK ETHEREUM ETF
SUPPLEMENT NO. 7 DATED FEBRUARY 23, 2026
TO THE PROSPECTUS DATED JULY 22, 2024
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of VanEck Ethereum ETF (the “Trust”), dated July 22, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to update the Prospectus. Except as otherwise set forth below, the information set forth in the Prospectus remains unchanged.
Updates to the Prospectus
The calculation agent for the MarketVectorTM Ethereum Benchmark Rate is MarketVector Indexes GmbH.
Each reference to the “CCData Centralized Exchange Benchmark review report” is replaced with the “BITA Exchange Ranking report”.
The following supersedes and replaces the disclosure under the caption “PROSPECTUS SUMMARY—The MarketVectorTM Ethereum Benchmark Rate” on page 4 of the Prospectus.
MarketVector is the index sponsor and index administrator for the MarketVectorTM Ethereum Benchmark Rate (“MarketVectorTM Ethereum Benchmark Rateˮ or “Indexˮ). MarketVector is a wholly-owned subsidiary of VanEck. MarketVector is the calculation agent for the MarketVectorTM Ethereum Benchmark Rate and an affiliate of VanEck.
The MarketVectorTM Ethereum Benchmark Rate is a U.S. dollar-denominated composite reference rate for the price of ETH. The Index is calculated daily between 00:00 and 24:00 (ET) and the Index values are disseminated to data vendors. The Index is disseminated in U.S. dollars and the closing and intraday value is calculated over twenty three-minute intervals pursuant to a methodology referred to as an equal-weighted average of the volume-weighted median price.
The MarketVectorTM Ethereum Benchmark Rate is designed to be a robust price for ETH in U.S. dollars. There is no component other than ETH in the Index. The underlying trading platforms are sourced from the industry leading BITA Exchange Ranking report, which is issued by BITA GmbH. BITA GmbH (“BITA”) is a Germany-based fintech company that provides enterprise-grade indexes, data and infrastructure to institutions operating in the passive and quantitative investment spaces. Active in the digital asset industry since 2018, BITA GmbH provides crypto calculation, index administration and infrastructure solutions to financial institutions globally. BITA reviews various trading exchanges and analyzes such exchanges to determine whether the exchanges should be approved as a data source (approved exchanges are referred to by BITA as “whitelisted”). BITA’s methodology for evaluating exchanges utilizes a combination of qualitative and quantitative metrics to analyze a comprehensive data set, covering five categories of evaluation. The categories of evaluation include regulatory stability, liquidity, data quality, technology and usability. BITA evaluates each category of each exchange with respect to each different digital asset, with different weights assigned to each category to arrive at a “total score” for each exchange. BITA then ascribes a rating to each exchange and determines the minimum total score for an exchange to be included in each pricing index. Each qualifying exchange is then ranked by BITA according to their “total score” to determine their BITA ranking, which determines the weighting of such exchange in the MarketVectorTM Ethereum Benchmark Rate. See “The Trust and ETH Prices—Description of the MarketVectorTM Ethereum Benchmark Rate Construction and Maintenance” for more details. The BITA Exchange Ranking report provides a framework for assessing risk of each trading platform and brings transparency and accountability to a rapidly evolving market and industry. Based on the BITA Exchange Ranking report, MarketVector initially selects the top five trading platforms by rank for inclusion in the MarketVectorTM Ethereum Benchmark Rate. If an eligible trading platform is downgraded by two or more notches in a semi-annual review and is no longer in the top five by rank, it is replaced by the highest ranked non-component trading platform. Adjustments to exchange coverage are announced four business days prior to the first business day of each of June and December at 23:00 CET. The MarketVectorTM Ethereum Benchmark Rate is rebalanced at 16:00:00 ET on the last trading day of each of May and November. The current exchange composition of the MarketVectorTM Ethereum Benchmark Rate is Coinbase, Crypto.com, Gemini, Kraken, and OKX.
The following supersedes and replaces the fifth paragraph under the caption “ETH, ETH MARKET, ETH EXCHANGES AND REGULATION OF ETH—ETH Market and ETH Exchanges” on page 71 of the Prospectus.
Authorized Participants will deliver, or facilitate the delivery of, ETH or cash to the Trust’s account with the ETH Custodian in exchange for Shares of the Trust, and the Trust, through the ETH Custodian, will deliver ETH or cash when such Authorized Participants redeem Shares of the Trust. Based on the BITA Exchange Ranking report, MarketVector selects the top five exchanges by rank for inclusion in the MarketVectorTM Ethereum Benchmark Rate, which the Trust will then use to price its NAV at the end of every business day. See “The Trust and ETH Prices—Description of the MarketVectorTM Ethereum Benchmark Rate Construction and Maintenance” for more information.
The following supersedes and replaces the disclosure under the caption “THE TRUST AND ETH PRICES—Description of the MarketVectorTM Ethereum Benchmark Rate Construction and Maintenance” on page 74 of the Prospectus.
The Sponsor has entered into a licensing agreement with MarketVector to use the MarketVectorTM Ethereum Benchmark Rate. The Trust is entitled to use the MarketVectorTM Ethereum Benchmark Rate pursuant to a sub-licensing arrangement with the Sponsor. The MarketVectorTM Ethereum Benchmark Rate is a U.S. dollar-denominated composite reference rate for the price of ETH. The index administrator is MarketVector, a wholly-owned subsidiary of VanEck. On each day that the Exchange is open for regular trading, as promptly as practical after 4:00 p.m. Eastern time, the Administrator determines the NAV of the Trust, based on the MarketVectorTM Ethereum Benchmark Rate. In determining the Trust’s NAV, the Administrator values the ETH held by the Trust based on the price set by the MarketVectorTM Ethereum Benchmark Rate as of 4:00 p.m. Eastern time.
The Index is calculated daily between 00:00 and 24:00 (ET) and the Index values are disseminated every 15 seconds to data vendors. The Index is disseminated in USD and the closing and intraday value is calculated over twenty three-minute intervals pursuant to a methodology referred to as an equal-weighted average of the volume-weighted median price. The intra-day data available in the MarketVectorTM Ethereum Benchmark Rate is published once every 15 seconds throughout each trading day. The intra-day levels and closing levels of the MarketVectorTM Ethereum Benchmark Rate are published by MarketVector. The current exchange composition of the MarketVectorTM Ethereum Benchmark Rate is Coinbase, Crypto.com, Gemini, Kraken, and OKX. The MarketVectorTM Ethereum Benchmark Rate index was launched on March 24, 2021.
The underlying exchanges are sourced from the industry leading BITA Exchange Ranking report, which is issued by BITA GmbH. BITA GmbH (“BITA”) is a Germany-based fintech company that provides enterprise-grade indexes, data and infrastructure to institutions operating in the passive and quantitative investment spaces. Active in the digital asset industry since 2018, BITA GmbH provides crypto calculation, index administration and infrastructure solutions to financial institutions globally. BITA reviews various trading exchanges and analyzes such exchanges to determine whether the exchanges should be approved as a data source (approved exchanges are referred to by BITA as “whitelisted”). BITA’s methodology for evaluating exchanges utilizes a combination of qualitative and quantitative metrics to analyze a comprehensive data set, covering five categories of evaluation. The categories of evaluation include regulatory stability, liquidity, data quality, technology and usability. BITA evaluates each category of each exchange with respect to each different digital asset, with different weights assigned to each category to arrive at a “total score” for each exchange. BITA then ascribes a rating to each exchange and determines the minimum total score for an exchange to be included in each pricing index. Each qualifying exchange is then ranked by BITA according to their “total score” to determine their BITA ranking, which determines the weighting of such exchange in the MarketVectorTM Ethereum Benchmark Rate.

The BITA Exchange Ranking report provides a framework for assessing risk of each exchange and brings transparency and accountability to a rapidly evolving market and industry. Based on the BITA Exchange Ranking report, MarketVector initially selects the top five exchanges by rank for inclusion in the MarketVectorTM Ethereum Benchmark Rate. If an eligible non-component exchange is in the top five by rank for two consecutive semi-annual reviews, it replaces the lowest ranked component exchange. If an eligible exchange is downgraded by two or more notches in a semi-annual review and is no longer in the top five by rank, it is replaced by the highest ranked non-component exchange. Adjustments to exchange coverage are announced four business days prior to the first business day of each of June and December at 23:00 CET. Once it has actual knowledge of material changes to the component exchanges used to calculate the Index, the Trust will notify Shareholders in a prospectus supplement and a current report on Form 8-K or in its annual or quarterly reports. The MarketVectorTM Ethereum Benchmark Rate is rebalanced at 16:00:00 ET on the last trading day of each of May and November.
As noted above, the MarketVectorTM Ethereum Benchmark Rate is disseminated in USD and the closing and intraday value is calculated over twenty three-minute intervals pursuant to a methodology referred to as an equal-weighted average of the volume-weighted median price. In other words, MarketVectorTM Ethereum Benchmark Rate seeks to provide the average price that ETH has traded at during the past hour. This is calculated as the average of the volume-weighted median price on the constituent platforms of each of the twenty three-minute intervals, as displayed below:
Volume-weighted median price of ETH for each three minute period (20 total) / 20 = MarketVectorTM Ethereum Benchmark Rate price.
When determining the volume-weighted median price during a three minute period, the highest and lowest contributed prices from the five constituent platforms are removed and the volume-weight median is derived from the contributed prices of the other three exchanges. Using twenty consecutive three-minute segments over a sixty-minute period means malicious actors would need to sustain efforts to manipulate the market over an extended period of time, or would need to replicate efforts multiple times across exchanges, potentially triggering review. This extended period also supports Authorized Participant activity by capturing volume over a longer time period, rather than forcing Authorized Participants to mark an individual close or auction. The use of a median price reduces the ability of outlier prices to impact the NAV, as it systematically excludes those prices from the NAV calculation. The use of a volume-weighted median (as opposed to a traditional median) serves as an additional protection against attempts to manipulate the NAV by executing a large number of low-dollar trades, because, any manipulation attempt would have to involve a majority of global spot ETH volume in a three-minute window to have any influence on the NAV. As discussed herein, removing the highest and lowest prices further protects against attempts to manipulate the NAV, requiring bad actors to act on multiple exchanges at once to have any ability to influence the price.
The following supersedes and replaces the final paragraph under the caption “THE TRUST AND ETH PRICES—Disclaimers” on page 76 of the Prospectus.
The Product is not sponsored, promoted, sold or supported in any other manner by BITA nor does BITA offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trade mark or the Index price at any time or in any other respect. The Index is calculated and published by BITA. BITA uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards the Product, BITA has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the financial instrument. Neither publication of the Index by BITA nor the licensing of the Index or Index trade mark for the purpose of use in connection with the financial instrument constitutes a recommendation by BITA to invest capital in said financial instrument nor does it in any way represent an assurance or opinion of BITA with regard to any investment in this financial instrument. BITA is not responsible for fulfilling the legal requirements concerning the accuracy and completeness of the financial instrument’s prospectus.

The following supersedes and replaces the sixth paragraph under the caption “NET ASSET VALUE DETERMINATIONS—Calculation of NAV and NAV per Share” on page 77 of the Prospectus.
Review procedure (for eligible exchanges with USD pair/agreement):
• If an eligible exchange is in the top 5 by rank based on the BITA Exchange Ranking report for two consecutive semiannual reviews, it replaces the lowest ranked exchange.
• If an eligible exchange is downgraded by two or more notches in a semiannual review and is not in the top 5 by rank anymore, it is replaced by the highest ranked non-component exchange.